BONTAN CORPORATION INC.
THREE MONTHS ENDED JUNE 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at August 20, 2010

Index

Overview
Summary of results
Number of common shares, options and warrants

Business environment
Risk factors
Forward looking statements
Business plan

Results of operations

Liquidity and Capital Resources
    Working capital
    Operating cash flow
    Investing cash flows
    Financing cash flows
    Key contractual obligations

Off balance sheet arrangements

Transactions with related parties

Financial and derivative instruments

New accounting policies

Critical accounting estimates

Disclosure controls and procedures

Internal controls over financial reporting

Public securities filing

3 3 3 4 4 4 4 5 9 9 9 10 12 12 13 13 14 16 17 17 17 18

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended June 30, 2010 should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2010 and the audited Consolidated Financial Statements and Annual Report in Form F-20 for the year ended March 31, 2010. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada, as applicable to interim financial statements.

This management discussion and analysis is prepared by management as at August 20, 2010. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.

Overview

Summary of Results

The following table summarizes financial information for the  quarter ended June 30, 2010 and the preceding seven quarters: ( All amounts in ‘000 CDN$ except Net income(loss) per share, which are actual amounts)

Quarter ended	June 30	Mar-31	Dec. 31	Sept.30	Jun-30	Mar-31	Dec. 31	Sept. 30
	2010	2010	2009	2009	2009	2009	2008	2008
Total Revenue	-	-	-	-	-	-	-	-
Net (loss) income	(486)	(2,275)	(683)	(763)	(206)	(266)	(276)	(127)
Working capital	1,085	372	(10,907)	1,564	1,542	1,432	1,694	3,164
Shareholders equity	8,448	6,900	6,809	1,572	1,552	1,441	1,705	3,175
Net loss per share - basic and diluted	$ (0.01)	$ (0.05)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)	($0.01)	$0.00

Number of common shares, options and warrants

These are as follows:
As at June 30, 2010 and August 20, 2010
Shares issued and outstanding	78,074,316
Warrants issued and outstanding ( a)	73,421,420
Options granted but not yet exercised (b)	4,825,000

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of $0.26. These warrants have weighted average remaining contractual life of 4.33 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 3.75 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2010 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2010. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators.  We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves. We are currently focused on the offshore Israel project which currently includes the Mira and Sarah licenses We currently are not seeking to acquire additional property interests in Israel or any other region or to pursue other business opportunities.  Our goal is to advance offshore Israel project to the drilling stage aggressively, as prudent financing will allow to determine the presence of oil or natural gas. If we are successful in doing so, we believe our joint venture partners can attract the attention of the existing oil and gas companies already operating in the region or new oil and gas companies to enter into a development agreement or farm out agreement.

Results of operations

Three months ended June 30	2010	2009
	In 000’s CDN$
Income	-	-
Expenses	(544)	(206)
	(544)	(206)
Non-controlling interests	58	-
Net loss for period	(486)	(206)
Deficit at end of period	(37,748)	(33,541)

Overview

During the three months ended June 30, 2010, our indirect working interest in the two off shore drilling licenses was registered, an operator was appointed, a definite exploration work plan for the licenses was submitted and approved by the Israeli Ministry of National Infrastructure (“MNI”)  and further work on the 3-D seismic data began. We also completed a private placement which began in November 2009.This is further elaborated later in this report.

During the three months ended June 30, 2009, the main activity was the preparations for the 2009 annual financials and audit. We continued to receive and review business proposals and have focused on one proposal in a resource sector  project. Currently, we are still reviewing the details with the other parties and are in an early stage of our due diligence.

We also continued to monitor over funds in short term marketable securities which have shown some improvement during the quarter. We realized gains of approximately $2,800 and an unrealized gain of approximately $316,000 at the end of the quarter.

Income

We had no revenue during the three months ended June 30, 2010 and 2009.

Expenses

The overall analysis of the expenses is as follows:

	Three months ended June 30
	2010	2009

Operating expenses	126,088	77,290
Consulting fee & payroll	221,101	97,865
Exchange (gain)loss	(43,345)	23,020
Loss(gain) on disposal of short term investments	-	(2,819)
Professional fees	239,987	10,281
	543,831	205,637

Operating Expenses

	Three months ended June 30,
	2010	2009
Travel, meals and promotion	$ 32,669	$ 20,788
Shareholders information	43,273	37,238
other	50,146	19,264
	$ 126,088	$ 77,290

Travel, meals and promotions

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson and other consultants in visiting Vancouver, UK and USA in connection with the Israel Offshore Project and fund raising efforts and local club and entertainment costs in business meetings

Expenses for the three months ended June 30, 2010 included a promotion fee of $5,000 paid to an independent agency.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

During the three months ended June 30, 2010, the Company incurred more press release costs due to increased number of press releases compared to the same period in 2009. The costs increased from $ 115 in 2009 to $3,000in 2010.  Further, the Company also applied for a listing on Canadian National Stock Exchange during the three months ended Juen 30, 2010 and paid  an application fee of $ 8,000.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

Increase in  three months ended June 30, 2010 compared to earlier period was due to operations of a new subsidiary, IPC Cayman which added approximately $ 17,200 in costs and transfer agent fees, which went up from $ 725 in earlier period to $ 4,800 due to increased treasury activities resulting from a private placement. Our Toronto office general costs also increased as a result of increased business activities.

Consulting fees and payroll

Three months ended June 30	2010	2009
Fees settled in common shares Fees settled in cash Payroll	22,868 185,821 12,412	20,484 65,864 11,517
	$221,101	$97,865

Stock based compensation is made up of the Company’s common shares and options being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During the three months ended June 30, 2010, two new consultants’ fees were settled in shares. Mr. John Robinson was paid his fee of $ 25,500 in cash while in the past his fee used to be settled in shares. Mr. Kam Shah’s monthly fee increased to $ 15,000 from $10,000 during the 2009 period. In addition, IPC Cayman paid consulting fees of $80,153. IPC Cayman did not exist in the previous quarter ended June 30, 2009.

The following were the key details forming part of  consulting fee and payroll costs during the quarter ended June 30, 2009:

a.
Fee settled in common shares represented shares previously allotted to Mr. John Robinson, a consultant for his service being deferred and now expensed for the period. However, Mr. John Robinson returned all the shares – 350,000 common shares of the Company – on August 12, 2009 for cancelation and instead will be paid cash fee of $82,000 as approved by the board of directors of the company. This transaction will be accounted for in the second quarter ending September 2009.

b.
Fees settled in cash consisted of fee of $30,000 each paid to Mr. Kam Shah, the chief executive and financial officer and Mr. Terence robinson, a key consultant for the quarter. The balance of the fee was paid to the two independent directors for their services as members of the audit committee.

c.
The administrative assistant was hired as an employee in May 2008 for the first time. The payroll reflected the salary and related expenses in connection with this position. In prior periods, administrative work used to be carried out by a contract person.

The Company created a new 2009 Consultant Stock Compensation Plan and registered it with Securities and Exchange Commission on April 7, 2009. Three million common shares of the company have been registered for issuance to consultants for services in lieu of cash fee. 983,833 shares have been issued to date. Similarly, the company still had 950,000 unalloted options from the 2005 Stock Option Plan.

Exchange (gain)loss

Exchange differences related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company settled all its US dollar short term loans and most of its payables and accruals in April 2010 when Canadian dollar was almost in parity with the US dollar. Canadian dollar weakened subsequently to 1.06 per US dollar at June 30, 2010, as a result our US dollar cash, short term investment holdings and receivable gave rise to an exchange gain of approximately $ 43,000.

During the quarter ended June 30, 2009, Canadian dollar strengthened against US dollar – from CDN $ 1.26 at March 31, 2009 per  US$ 1 to 1.13 at June 30, 2009 – over 10% decline and hence US dollar based assets had lower Canadian values on translation at June 30, 2009 resulting in an exchange loss of approximately $23,000.

Gains on disposal of short term investments

There were no movements in the short term investment portfolio during the three months ended June 30, 2010.

During the quarter ended June 30, 2009, the Company sold investments of approximately $67,000 – earning approximately 5% return, while no new funds were invested.

Professional fees

Professional fees consist of audit, accounting and legal fees.

During the three months ended June 30, 2010, audit fee of $ 15,000 was accrued on the basis of $ 60,000 annual fee. Additional charges of $ 5,500 were billed by the external auditors in connection with their work on F-1 registration and other non-audit matters.$17,880 was charged by the IPC Cayman sole director for bookkeeping services, $132,000 was charged by IPC accountants – these costs were not incurred in 2009

During the above period, legal costs were approximately $ 69,000 in connection with various matters – F-1 registration of the units issued under private placement, defending legal suits from PetroMed and EastMed, application for listing on CNSX and general advise in connection with the Israeli project. These factors increased the professional fees substantially during 2010 quarter compared to 2009 quarter.

During the quarter ended June 30, 2009, audit fee was accrued at $6,250 on the basis of the estimated annual fee of $25,000. The balance of the fee for this period consisted of fees charged by our corporate lawyer and auditors to provide services in connection with review and filing of a new 2009 Consultant Stock Compensation Plan with the Securities and Exchange Commission in April 2009.

Liquidity and Capital Resources

Working Capital

As at June 30, 2010, the Company had a net working capital of approximately $1.1 million compared to a working capital of approximately $400,000 as at March 31, 2010.

Almost entire working capital at June 30, 2010 and March 31, 2010  was in the form of cash and short term investments.

Some improvement in the liquid working capital was entirely due to additional net cash raised through private placement of approximately $ 2 million.

Cash on hand as at June 30, 2010 was approximately $943,000 compared to $2.4 million as at March 31, 2010.

We continue to monitor our expenses and short term portfolio closely. The Company settled its short term loans during the three months ended June 30, 2010 and has now no external borrowings.

The Company will require working capital of approximately $ 12 million to meet its exploration obligations with respect to its interest in the Israeli property within the next six months. A going concern note included in our financials for the three months ended June 30, 2010 reflects this situation.

Operating cash flow

During the three months ended June 30, 2010, operating activities required a net cash out flow of approximately $ 1.1 million, which was met from the available cash and proceeds from the private placement.

During the quarter ended June 30, 2009, operating activities required a net cash outflow of approximately $112,000 which was met partly from the proceeds of the sales of short term investments and balance from cash on hand.

The company expects its operating cash requirements to increase as the exploration work begins on the project and hopes to meet these requirements from further equity financing and other source

Investing cash flows

During the three months ended June 30, 2010, the company paid approximately  US$ 658,000 on the Israeli project on acquiring an additional 1% working interest and legal and other related expenses. Our short term investment portfolio had no activities during the period.

During the quarter ended June 30, 2009, the Company had little investment activities due to unfavourable stock market conditions and non-availability of surplus funds for investments. We sold some of our investments at a small gain and net proceeds of approximately $67,000 were used for operational needs.

Oil and gas properties and related expenditure

The Company acquired 11% indirect working interest in two licenses in the Levantine Basin, approximately 40 kilometres off the west coast of Israel. Our interest would be reduced to 10.45% as result of sale of 5% interest to the operator in May 2010. However this sale has not yet happened and is not accounted for. Our consolidated financials for the three months ended June 30, 2010 provide further details.

During the three months ended June 30, 2010, the Company paid $ 254,544 to the Israeli partners for acquiring 1% interest from them under the new agreement dated March 25, 2010. The company also capitalized to the costs of oil and gas properties $ 180,578 representing interest paid in the form of warrants in fiscal 2010 and was deferred at that time. IPC Cayman incurred additional direct costs of approximately $397,000 which included legal costs of $269,000.

Our indirect working interest in these licenses is held through our 76.79% equity interest in IPC Cayman, which owns a 13.609% interest in the licenses, through I.P.C. Oil and Gas (Israel) Ltd.  Partnership, which is the registered holder of 13.609% interest in the above licenses in the Petroleum Registry in Israel.

The following key events happened during the above period in connection with our interest in the Israeli properties:

(i)
In a letter dated May 16, 2010, Petroleum Commissioner confirmed that the two licenses, in which the Company has indirect 11% working interest, were fully valid and approved changes in the work plan submitted by the steering committee. The Petroleum Commissioner approved deadlines for submitting various work plans between July 15, 2010 and March 31, 2011.

(ii)
On May 19, 2010, Geoglobal Resources (India) Inc. was appointed operator for the two licenses, in which the Company has indirect 11% working interest, subject to the execution of a joint operating agreement. The operator agrees to acquire a 5% working interest in the two licenses pro rata from the Lead Investors and IPC Cayman for USD $1.2 million.  As a result of such acquisition, the Company’s indirect working interest has decreased to 10.45%. The operator also will have an option to acquire an additional 2.5% working interest in one or both licenses pro rata from the Lead Investors and IPC Cayman. We have not accounted for our share of the purchase price receivable from the operator since distribution of this pricewould rest with IPC on which we lost our control as at June 30, 2010 as explained earlier.

(iii)
The joint venture partners and the operator also entered into an option agreement dated as of May 19, 2010. Under this option agreement, the joint venture partners have the option to purchase up to a 12.5% ownership interest in an offshore drilling license known as the Samuel license granted to the operator and their partners. The Company’s subsidiary, IPC Cayman is now entitled to acquire 2.72% of the Samuel license, of which the Company’s share would be 2.09% and the minority shareholder of IPC Cayman will be entitled to the balance 0.63%.

(iv)
On May 20, 2010, the joint venture partners submitted an application to the Israeli Petroleum Commissioner to approve the transfer and registration of the rights in the Mira and Sarah licenses. The approval was granted on June 16, 2010.

In this connection, we are required to provide proof of financial capability to cover our share of these exploration costs which would approximately be US$12 million by December 1, 2010.

Short Term Investments

The Company had short term investments at a carrying cost of approximately $ 4 million as at June 30, 2010 – of which  $3.8 million or 95%  was held in Canadian currency and the balance 5% was held in US currency. All  of the investments were in 13 public companies. These investments were stated at their fair value of approximately $ 1.4 million  as at June 30, 2010 and the difference representing unrealised loss of approximately $2.6 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

The Company had short term investments at a carrying cost of approximately $5.5 million as at June 30, 2009 – of which $5.2 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 95% of the investments were in 25 public companies while 5% was invested in two private companies. These investments were stated at their fair value of approximately $1.3 million as at June 30, 2009 and the difference representing unrealised loss of approximately $4.1 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

The following are our key investments:

March 31,	June 30, 2010		March 31, 2010
	in 000'
	# of shares	cost	fair value	# of shares	cost	fair value
Marketable Securities
Brownstone Ventures Inc.	1,292	1869	530	1,292	1869	775
Roadrunner Oil & Gas Inc.	1,744	631	445	1,744	658	244
Skana Capital Corp	773	706	201	773	706	155
10 (March 31, 2010:10) other public companies - mainly resource sector		840	206		775	185
		$ 4,046	$ 1,382		$ 4,008	$ 1,359
Non-marketable securities
Cookee Corp	1,000	200	-	1,000	200	-
One other private company ( 2008: two private companies, 2007: )		58	-		63	-
		$ 258	$ -		$ 263	$ -

		$ 4,304	$ 1,382		$ 4,271	$ 1,359

Management believes that the reduction in fair value of the above investments due to application of mark to market accounting rules is temporary and is a direct effect of the adverse current market conditions in the resource sector in general. The fundamentals of the investee corporations are strong in terms of their financial and portfolio strength and will eventually reflect in higher market prices.

Financing cash flows

During the three months ended June 30, 2010, the Company raised a net of $ 2 million in private placement which began in November 2009 and ended on April 30, 2010.This private placement required issuance of 12.7 million additional common shares of the company and 13.9 million warrants and a finders fee of 10% in cash and warrants.

The funds raised were spent in settling all short term loans of approximately $ 1.1 million and the balance was used towards working capital.

There were no treasury operations during the three months ended June 30, 2009

Key Contractual obligations

Under the terms with our other Israeli partners, we have to provide by December 1, 2010 evidence of  our financial capability to meet future financing requirements with respect to exploration and development of test wells to our Israeli partners. This is expected to be approximately US$ 12 million.

These are also further detailed in Note 12 – commitments and contingent liabilities to the consolidated unaudited financial statements for the three months ended June 30, 2010.

Off balance sheet arrangements

As at June 30, 2010 and 2009,  the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 13 of the consolidated unaudited financial statements for the three months ended June 30 2010.

 Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –
a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

4.
Mr. Howard Cooper and Three Crown Petroleum LLC, (TCP) a Company controlled by Mr. Cooper. Mr. Cooper/TCP  is the sole director and manager of our subsidiary, IPC Cayman and is also the minority shareholder, holding 23.21% equity in IPC Cayman.Mr. Cooper receives fee of US$ 20,000 per month for acting as manager of IPC Cayman and representing the Company on the Israeli Project.

Financial and derivative Instruments

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior year. Cash, short term investments, accounts payable and accruals are classified as level one financial instruments.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institutions are international banks and the brokerage firm is well known Canadian brokerage firm with good market reputation and all its assets are backed up by a major Canadian bank. The Company’s key asset, the indirect working interest in two off shore drilling licenses is located in Israel.

(b)	Market price risk:

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 15% of total assets of the Company as at March 31, 2010     (69%  as at March 31, 2009). Further, the Company’s holding in one Canadian marketable security accounted for approximately 57% (2009: 33%) of the total short term investment in marketable securities or 9% (2009: 23%) of total assets as at March 31, 2010.

The Management tries to mitigate this risk by monitoring daily all its investments with experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

(c )	Liquidity risk:

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its petroleum and natural gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations on time.

The Company maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

(d)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Approximately 14% of total monetary assets at June 30, 2010 (23% as at March 31, 2010 and 17% as at June 30, 2009), and approximately 88% of its liabilities as at that date (87% as at March 31, 2010 and nil as at June 30, 2009 ) were held in US dollars.  The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	June 30, 2010	March 31, 2010	June 30, 2009
One US Dollar to CDN Dollar	1.0606	1.0156	1.1630

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at June 30, 2010 were as follows:  ( all figures in 000’CDN$ equivalent)

2010
Cash, receivable & short term investments	$ 1,408
Accounts payable and accrual	(1,658)
Net liabilities	$ (250)

                 Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net liabilities by $12,500 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net liabilities by $ 12,500.

New accounting policies

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has assessed the impact of IFRS on its consolidated financial statements and concluded that switching to IFRS would not require any major changes in its existing accounting policies.

The Company’s transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011.

The key elements of our changeover plan include:

1. Scoping and diagnostic
High level analysis to:
    • Assess differences between IFRS and GAAP
    • Identify elective and mandatory exceptions available under IFRS 1
    • Scope out potential impacts on systems and processes -
    • Identify impacts on business relationships including contractual arrangements.

IFRS 1 – First Time Adoption of IFRS and Opening Balance Sheet Quantifications

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. In particular, the IFRS requires an entity to do the following in the opening IFRS balance sheet that it prepares as a starting point for its accounting under IFRSs:
(a) Recognize all assets and liabilities whose recognition is required by IFRSs;
(b) Not recognize items as assets or liabilities if IFRSs do not permit such recognition;
(c) Reclassify items that it recognized under previous GAAP as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under IFRSs; and
(d) Apply IFRSs in measuring all recognized assets and liabilities.

IFRS 1 offers entities adopting IFRS for the first time with a number of exemptions (optional and in some areas mandatory). The Company is currently evaluating exemptions available to determine the most appropriate to its circumstances. The most appropriate IFRS 1 exemptions applicable to the Company, that have been identified to date are:

Property, Plant and Equipment

The IFRS 1 election related to property, plant and equipment allows the Company to report property, plant and equipment in its balance sheet on the transition date at a deemed cost instead of actual cost. The exemption can be applied on an asset-by-asset basis.

IAS 36 Impairment of Assets

The objective of this Standard is to prescribe the procedures that an entity applies to ensure that its assets are carried at no more than their recoverable amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IFRS 2 Share Based Payments

This standard provides guidance for the recognition and measurement of share-based payments. Management must determine the fair value of a share-based payment at the grant date and the period over which this fair value should be recognized.

The Company is evaluating the impact of this standard.

IFRS 6 Exploration for and Evaluation of Mineral Resources

The objective of this standard is to specify the financial reporting for the exploration for and evaluation of mineral resources. Under IFRS 6, the Company may continue to use its current accounting policies for reporting on and evaluating its mineral resources. This includes continuing to use recognition and measurement practices that are part of those accounting policies.

The Company is currently reviewing its impairment testing requirements under IFRS 6 and the requirement to report the allocation of exploration assets to cash-generating units or groups of cash-generating units for the purpose of assessing such assets for impairment.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets

This requires that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IAS 12 Income Taxes
The objective of this standard is to prescribe the accounting treatment for income taxes. For the purposes of this standard, income taxes include all domestic and foreign taxes which are based on taxable profits. Income taxes also include taxes, such as withholding taxes, which are payable by a subsidiary, associate or joint venture on distributions to the reporting entity.
As the Company is still in the exploration phase, this standard will not have any immediate impact on the Company’s reporting requirements

2. Impact analysis, evaluation and design
    • Determine projected impact of adopting IFRS on financial statements and develop  accounting processes
    • Develop and finalize changes to systems and internal controls
    • Address business activities including contractual arrangements, compensation arrangements, budgeting/forecasting
    • Prepare reporting templates and training plan

– our current preliminary assessment does not indicate any major changes. However, we will continue to evaluate as our project goes into exploration stage

3) Implementation and Review
• Collect and compile IFRS information for reporting
• Execute changes to information systems and business activities
• Communicate

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 4 to the consolidated financial statements for the year ended March 31, 2010. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

We have been experiencing difficulties in getting information from our subsidiary, IPC Cayman on time. We have to rely on timely provision of the required information from the manager and sole director of IPC Cayman who at times tended to delay the information. We are currently negotiating a better arrangement and hope to streamline the information flow prior to our next reporting.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors.CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

As at March 31, 2010, the management carried out a comprehensive review and up date of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases, including the information from our subsidiary, IPC Cayman where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO completed his evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions other than the lack of segregation of duties.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www. Sedar . com and with the United States Securities and Exchange Commission  and can be viewed  at  www. Edgar.  com

Bontan Corporation Inc. – M D & A Quarter ended June 30, 2010– prepared on August 20, 2010